FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 8, 2010

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO’s Statement Regarding the European Commission’s Decision ”, dated December 8, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: December 8, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

December 8, 2010
English Language Summary

Subject: AUO’s Statement Regarding the European Commission’s Decision

Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:	2010/12/08

Content:
1.	Date of occurrence of the event:2010/12/08

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "affiliate company"):head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

AU Optronics Corp. (“AUO” or the “Company”) is today in receipt of a Decision made by the Commission of the European Communities Directorate-General for Competition (“European Commission”) announcing the imposition of fines on five LCD producers, including 116.8 millions Euros for AUO.  AUO has cooperated fully with the European Commission during its 4 year investigation of the TFT-LCD industry.  AUO is reviewing the European Commission’s Decision, and expects to appeal the Decision to the General Court in Luxembourg and to vigorously defend itself.

By lodging the appeal, AUO for the first time will have an independent authority review the facts and to make an objective assessment.   While the ultimate outcome of the pending matter cannot be predicted with certainty, the Company hopes that the General Court in Luxembourg will determine that AUO is not in breach of the competition rules within the EU.  A ruling from the Court is not expected for at least 2 years.   The Decision will not have a material adverse impact to the Company’s operation currently.

6.	Any other matters that need to be specified: N/A